UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  20  )*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Lance Tucker,  P.O. Box 99900, Louisville, KY  40269,  (502) 261-4934

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John H. Schnatter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,611,870

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,611,870

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,611,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%

14.	Type of Reporting Person (See Instructions)

Item 1.	Security and Issuer
See cover page.

Item 2.	Identity and Background
No change from Amendment 19.

Item 3.	Source and Amount of Funds or Other Consideration
No change from Amendment 19.

Item 4.	Purpose of Transaction

On March 3, 2003, pursuant to the terms of the 1997 GRAT, 3,976 shares of Common Stock were distributed from the JHS Family Limited Partnership to Mr. Schnatter, changing the form of these shares from indirect to direct.  Also on March 3, 2003, pursuant to the terms of the 1997 GRAT, 244,772 shares of Common Stock were distributed from the 1997 GRAT to Mr. Schnatter, changing the form of these shares from indirect to direct.

On June 26, 2003, pursuant to the terms of the 2000 GRAT, 409,462 shares of Common Stock were distributed from the 2000 GRAT to Mr. Schnatter, changing the form of these shares from indirect to direct.

On August 27, 2003, Mr. Schnatter made gifts aggregating 4,030 shares of Common Stock.  On October 21, 2003, Mr. Schnatter sold 100,000 shares of Common Stock at an average price of $26.27 per share in open market transactions under Rule 144 of the Act.  On November 20, 2003, Mr. Schnatter made a gift of 6,200 shares of Common Stock.  On December 2, 2003, Mr. Schnatter made a gift of 31,000 shares of Common Stock.

From February 27 – March 4, 2004, Mr. Schnatter sold a total of 250,000 shares of Common Stock at an average price of $35.90 per share in open market transactions under Rule 144 of the Act.  From August 19 – November 4, 2004, Mr. Schnatter exercised 45,000 stock options for Common Stock with an average exercise price of $11.33 per share, then sold the shares of Common Stock for an average price of $32.60 per share.

From October 19 – November 12, 2004, Mr. Schnatter sold a total of 300,000 shares of Common Stock at an average price of $33.43 per share in open market transactions under Rule 144 of the Act.  On December 2, 2004, Mr. Schnatter made a gift of 8,500 shares of Common Stock.

From June 3 – August 3, 2005, Mr. Schnatter sold a total of 209,796 shares of Common Stock at an average price of $41.28 per share in open market transactions under Rule 144 of the Act.  On August 5, 2005, Mr. Schnatter exercised 20,000 stock options for Common Stock with an exercise price of $17.78 per share, then sold the shares of Common Stock for an average price of $44.34 per share.  On July 28, 2005, Mr. Schnatter made a gift of 2,400 shares of Common Stock.

Subsequent to these transactions, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 4,611,870 shares of Common Stock, as follows:  3,730,066 shares owned directly; 634,026 owned by The JHS Family Limited Partnership; and 247,778 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing.

By virtue of his stock ownership, and his position as Executive Chairman of the Board of the Company, Mr. Schnatter may be deemed to be in control of the Company.  Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5.	Interest in Securities of the Issuer

(a)     4,611,870 (26.5%)

(b)     Sole voting power:  4,611,870 shares

Share voting power:  0

Sole dispositive power:  4,611,870

Shares dispositive power:  0

(c)     Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change from Amendment 19.

Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2005
Date
/s/ John H. Schnatter
Signature
John H. Schnatter
Name/Title